Exhibit A

First Trust North American Energy Infrastructure Fund

First Trust Tactical High Yield ETF

First Trust Senior Loan Fund

First Trust Strategic Income ETF

First Trust Enhanced Short Maturity ETF

First Trust Low Duration Opportunities ETF

First Trust Long Duration Opportunities ETF

First Trust EIP Carbon Impact ETF

FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF

First Trust Limited Duration Investment Grade Corporate ETF